As filed with the Securities and Exchange Commission on June 28, 2007
                                                                                                                                          Registratio n No. 333-141728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________

AMERICAN TELECOM SERVICES, INC.
(Name of Registrant as Specified in its Charter)

_____________

Delaware	5065	77-0602480
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2466 Peck Road
City of Industry, California 90601
(562) 908-1287
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Bruce Hahn
Chief Executive Officer
American Telecom Services, Inc.
2466 Peck Road
City of Industry, California 90601
(562) 908-1287
(Name, Address and Telephone Number of Agent for Service)

_____________

Copy to:

Ira I. Roxland
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020
Telephone: (212) 768-6700
Fax: (212) 768-6800

Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share (3)	4,314,494 shs.	$ 3.85	$ 16,610,801.90	$ 509.85(4)

(1)
Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(3)	Securities being sold by the selling stockholders identified in this registration statement.

(4)	$504.73 paid on March 30, 2007.

_____________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion—June 28, 2007

Prospectus

American Telecom Services, Inc.

4,314,494 Shares of Common Stock

_______________________

This prospectus relates to the offer and sale from time to time of up to 4,314,494 shares of our common stock by the persons described in this prospectus, who we refer to as the selling stockholders. Of such 4,314,494 shares, 2,941,176 shares are being offered for resale upon conversion of our 8% Series A Cumulative Convertible Preferred Stock and 1,373,318 shares are being offered for resale upon exercise of certain of our privately issued warrants. We are registering these shares as required by the terms of registration rights agreements between the selling stockholders and us. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will receive no proceeds from the sale of any of these shares if the selling stockholders sell them. We will receive an aggregate of approximately $5.8 million if the privately issued warrants are exercised in full.

_______________________

Our common stock and redeemable warrants are traded on the American Stock Exchange under the symbols “TES” and TES.WS,” respectively. The last sale prices of our common stock and redeemable warrants on June 21, 2007 were $2.10 per share and $0.49 per redeemable warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

________, 2007

Table of Contents

Page

Forward Looking Statements	i
Prospectus Summary	1
Summary Consolidated Financial Statements	4
Risk Factors	5
Price Range Of Common Stock	13
Selling Stockholders	14
Legal Matters	20
Experts	20
Where Can You Find More Information	20
Incorporation of Certain Documents by Reference	20

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. Neither we nor the selling shareholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, or any documents incorporated by reference herein, is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Forward Looking Statements

You should carefully review the information contained in this prospectus and the reports incorporated by reference herein. In this prospectus and the reports incorporated by reference herein, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. Factors that could cause actual results to differ from those contained in the forward-looking statements include: we only recently commenced our commercial operations; the agreements with the strategic partners that provide the communications services accessible through our phones require us to meet certain minimum requirements, which, if not met, could lead to our loss of certain material rights; our failure to quickly and positively distinguish our phone/service bundles from other available communications solutions could limit the adoption curve associated with their market acceptance and negatively affect our operations; and the other risks and uncertainties discussed in this prospectus and the reports incorporated by reference herein. Statements included in this prospectus and the reports incorporated by reference herein are based upon information known to us as of the respective dates of this prospectus and the reports incorporated by reference herein, and we assume no obligation to update or alter our forward-looking statements made in this prospectus and the reports incorporated by reference herein, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

- i -

Prospectus Summary

The following summary does not contain all the information that may be important to you in making a decision to acquire our common stock. For a more complete understanding of our company and our common stock, you should read the entire prospectus, including the risks described under “Risk Factors” found elsewhere in this prospectus.

Overview

We currently offer broadband phone (Voice-over-Internet-Protocol or “VoIP”) and prepaid long distance communications services that are bundled with our digital, cordless multi-handset phones. We sell our phone/service bundles through major retailers under our “American Telecom”, “ATS”, “Pay N’ Talk” or “Digital Clear” brand names. Our telecom platform is designed to enable seamless access to the communications services provided by our strategic partners. Our strategic partners include SunRocket, Inc. and Lingo, Inc., growing providers of VoIP services, for our VoIP service offering, and IDT Corporation, an established communications carrier for our prepaid long distance service offerings. Under the agreements with each of these service providers, we receive a percentage of their monthly service revenues generated by users of our service offerings, in addition to the revenues we generate through the sale of our phone hardware. We are initially targeting the U.S. residential and small office/home office (“SOHO”) markets.

Since our formation in 2003, we devoted our resources to creating our initial phone/service bundles and establishing contractual relationships with our strategic communications services and manufacturing partners. We commenced our initial marketing efforts in 2005, focusing on securing approved vendor status with numerous national and regional retail channels. We received our initial purchase orders in September 2005 and shipments of our phones began arriving in retail stores in October 2005. Subsequent to September 2005 we received additional purchase orders and began fulfilling these orders in October 2005.

On February 6, 2006 we completed our initial public offering of 3,350,000 shares of common stock and 3,350,000 redeemable warrants. Additionally, in March 2006 we issued an additional 402,500 shares of common stock and 502,500 redeemable warrants upon the exercise of the over-allotment option by the underwriters. Each redeemable warrant entitles the holder to purchase one share of our common stock at a price of $5.05 per share. Our gross proceeds from our initial public offering totaled approximately $19.1 million. We incurred approximately $2.5 million in underwriting and other expenses in connection with the initial public offering, resulting in net proceeds of approximately $16.6 million. We are utilizing the net proceeds of the initial public offering to continue and expand commercial distribution of our phone/service bundles, develop and enhance product and service features and expand our contract manufacturing, sales and marketing capabilities and to generally fund our operations.

On January 30, 2007, we completed the private placement of (i) 5,000 shares of our 8% Series A Cumulative Convertible Preferred Stock and (ii) warrants to purchase an aggregate of 1,176,471 shares of our common stock at an initial exercise price of $4.25 per share for an aggregate purchase price of $12.5 million. Each share of our Series A preferred stock is convertible at the holder’s option at any time into 588.2353 shares of our common stock, subject to adjustment, or an aggregate of 2,941,176 shares of our common stock (which is equivalent to an initial conversion price of $4.25 per share). The privately issued warrants, which contain customary anti-dilution adjustment provisions, are exercisable at anytime and from time to time through January 30, 2012. Certain of our directors participated in the private offering to the extent of $325,000. We paid the placement agent for this offering $839,000 for its services and $30,000 for its costs. We also issued warrants to the placement agent to purchase 196,847 shares of our common stock. These warrants contain the same terms as those issued to the participants in the private offering.

As a result of a contingency associated with the redemption rights of the holders of the Series A preferred stock, management expects the Series A preferred stock to be classified in the mezzanine on our consolidated balance sheet in future reporting periods.  Accordingly, we will charge costs associated with the financing against the proceeds received and will allocate the remaining proceeds of the Series A preferred stock based on the computed relative fair values of the warrants and conversion feature. The amounts allocated to the warrants and conversion feature will be recorded as a discount at the date of issuance of the Series A preferred stock and will be accreted via charges to retained earnings, or in the absence of retained earnings to paid-in capital, using the effective interest method from the date of issuance to the earliest redemption date. We initially anticipate that the amount of aggregate discounts will approximate $5.0 million. Management has performed an initial evaluation of the rights of holders under the warrants and believes equity classification to be appropriate for the warrants as our obligations to register common stock underlying the warrants is to use our “best efforts” and we are under no obligation to net cash settle the exercise of the warrants.

We were incorporated under the laws of the State of Delaware on June 16, 2003. Our principal offices are located at 2466 Peck Road, City of Industry, California, 90601 and our telephone number is (562) 908-1287.

The Offering

Common stock offered for sale by the selling stockholders	4,314,494 shares (1)

Common stock to be outstanding after this offering	10,817,234 shares (1)(2)

(1)	Includes 1,323,318 shares issuable upon the exercise of privately issued warrants held by the selling stockholders.

(2)
Based upon our issued and outstanding shares of common stock as of March 31, 2007.  This  number excludes 240,000 shares of our common stock, which are issuable upon exercise of our outstanding options. An additional 35,000 shares are reserved for future grants under our equity compensation plans.

Summary Consolidated Financial Statements

The following tables should be read in conjunction with our financial statements and the notes thereto incorporated by reference herein.  Certain reclassifications have been made to prior periods for comparison purposes.

Statements of Operations Data:

	For the fiscal years ended June 30,			For the Nine Months Ended March 31,
	2006	2005	2004	2007	2006
Gross revenue	$3,260,108	$—	$—	$21,312,410	$453,546
Rebates	(183,286)	—	—	(4,591,362)	(9,429)
Other promotional allowances	(157,289)	—	—	(1,066,524)
Provision for sales returns	(2,642)	—	—	(1,516,095)	(17,857)
Net revenue	2,916,891	—	—	14,138,429	426,260
Cost of sales	1,801,565	—	—	14,029,389	337,375
Gross profit	1,115,326	—	—	109,040	88,885
Operating expenses:
Selling, marketing and development	2,372,725	84,813	22,058	9,365,283	882,497
General and administrative	2,154,128	84,435	3,000	4,463,350	1,277,445
Total expenses	4,526,853	169,248	25,058	13,828,633	2,159,942
Operating loss	(3,411,527)	(169,248)	(25,058)	(13,719,593)	(2,071,057)
Other (expenses) income:
Interest expense and bank charges	(125,186)	(75)	—	(32,866)	(29,058)
Interest income	223,033	—	—	184,866	—
Amortization of debt discounts and debt issuance costs	(2,424,366)	(925)	—	—	(2,424,366)
Net loss	$(5,738,046)	$(170,248)	$(25,058)	$(13,567,593)	$(4,524,481)
Preferred stock dividends	—	—	—	(169,355)	—
Accretion of redeemable preferred stock	—	—	—	(133,355)	—
Net loss attributed to common stockholders	$(5,738,046)	$(170,248)	$(25,058)	$(13,870,303)	$(4,524,481)

Net loss per common share:
Basic and diluted	$(1.54)	$(0.09)	$(0.01)	$(2.13)	(1.60)
Weighted average shares outstanding:
Basic and diluted	3,737,806	1,996,261	1,740,490	6,502,740	2,819,526
Other Financial Data:
Net cash (used in) provided by operating activities	$(5,847,855)	$780	$—	$(15,600,847)	$(3,362,957)
Net cash used in investing activities	(194,544)	—	—	(184,132)	(109,907)
Net cash provided by financing activities	18,364,384	50,000	—	11,628,500	18,364,384

Balance Sheet Data:

	As of
	March 31, 2007	June 30, 2006	June 30, 2005
Working capital (deficit)	$12,923,300	$15,062,582	$(173,395)
Cash and cash equivalents	$8,216,286	$12,372,765	$50,780
Current assets	$18,637,458	$16,423,275	$50,780
Total assets	$19,024,890	$16,673,546	$174,298
Current liabilities	$5,714,158	$1,360,693	$224,175
Total liabilities	$5,714,158	$1,360,693	$225,175
Redeemable convertible preferred stock	$7,365,758	—	—
Shareholders’ equity (deficit)	$5,944,973	$15,312,853	$(50,877)

Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus before making a decision to invest in our securities.

Risks Related to our Business

We only recently commenced our commercial operations, have a very limited operating history.

We were incorporated in June 2003 and only recently completed the development of our first phones and secured our initial strategic relationships with communications service and manufacturing service providers. We have only recently received our first purchase orders and made initial shipments of our phones in September 2005. Gross revenues in the nine month periods ending March 31, 2007 and 2006 were $21,312,410 and $453,546, respectively.  Net revenues include  the charges related to certain rebates expenses that are required to be classed as a reduction of revenue,  promotional discounts paid to customers, and a provision for sales returns. We generated net revenues of $14,138,429 and $426,260 for the nine month periods ended March 31, 2007 and 2006, respectively, and $2,916,891 and $0 for the years ended June 30, 2006 and 2005, respectively. Revenue from the sales of our phones is recognized when title and risk of loss transfer to our retail partners in accordance with the terms of an agreement, assuming all other revenue recognition criteria are met based on our revenue policy. We have a very limited operating history upon which you can evaluate our business strategy or future prospects. Our ability to generate revenues going forward that are capable of supporting our operations without financing sources will depend on whether we can successfully commercialize our phones and make the transition from a development stage company to an operating company. We may not achieve and/or sustain profitability. As we operate in a rapidly evolving industry, we may encounter many expenses, delays, problems and difficulties that we have not anticipated and for which we have not planned.

The agreements with our strategic partners that provide the communications services accessible through our phones require us to meet certain minimum requirements, which, if not met, could lead to our loss of certain material rights.

Under our agreement with IDT, users of our phones must activate at least 150,000 accounts by December 31, 2007. If we do not meet this requirement, IDT, in its discretion, may terminate our agreement or renegotiate its terms.  Under our agreement with SunRocket, users of our phones must activate at least 75,000 accounts by March 31, 2008.  If we do not meet this requirement, SunRocket, in its discretion, may terminate our agreement. Although arrangements similar to those we currently have with our strategic partners may be readily available from other communications providers, we cannot assure you that we would be able to secure such alternate arrangements on a timely basis or at all or efficiently configure our phones to work seamlessly with such services. Our failure to maintain our agreements with either of IDT or SunRocket or to secure alternate arrangements with other communications service providers if needed on substantially similar terms could materially adversely affect our ability to favorably price our offerings to customers and could harm our operating margins and financial results.

Our losses are expected to continue for at least the short term as we commence full scale manufacturing, marketing and deployment of our phone/service bundles.

For the period from our inception in June 2003 through March 31, 2007, we have incurred aggregate net losses attributable to common stockholders of $19,803,655, inclusive of a non-cash charges of $2,326,519 resulting from the amortization of the carrying value of the original issue discount due to the immediate conversion upon our initial public offering of the notes issued in our prior private placements into shares of common stock and the amortization of the carrying value of debt issuance costs. Also included in the aggregate net loss are non-cash charges relating to preferred stock dividends payable and the amortization of the conversion feature of the preferred stock of $169,335 and $133,355, respectively. Our losses are expected to continue for at least the short term as we commence full scale manufacturing, marketing and deployment of our phone/service bundles. As we make such transition, we expect our business to grow significantly in size and complexity. This growth is expected to place significant additional demands on our management, systems, internal controls and financial and physical resources. As a result, we will need to expend additional funds to secure necessary assets and hire additional qualified personnel for our marketing activities, for the development of appropriate control systems and for the expansion of our information technology and operating infrastructures. Our inability to secure additional resources and personnel, as and when needed, or manage our growth effectively, if and when it occurs, would significantly hinder our transition to an operating company, as well as diminish our prospects of generating revenues and, ultimately, achieving profitability.

Our failure to quickly and positively distinguish our phone/service bundles from other available communications solutions could limit the adoption curve associated with their market acceptance and negatively affect our operations.

We may be slow to achieve, or may never achieve, market acceptance for our phone/service bundles. Failure to distinguish our phones and services from competing communications solutions would hinder market acceptance of our phone/service bundles. Meaningful numbers of customers may not be willing to adopt our phones and services until they have been proven, both initially and over time, to be viable communications solutions. There is also no way to determine the adoption curve that will be associated with our phone/service bundles. Non-acceptance or delayed acceptance of our phones and/or services could force reductions in contemplated sales prices of our phones, reduce our overall sales and gross margins and negatively affect our operations and prospects.

We may not be able to meet our future capital requirements solely through revenues generated from our operations, and the cost of additional equity or debt capital could be prohibitive or result in dilution to existing securityholders.

Our business model is capital intensive, requiring significant expenditures ahead of projected revenues. Based on our current operating plan, we anticipate that the net proceeds of our initial public offering and the January 2007 private placement, together with anticipated revenues from operations and accounts receivable financing that we believe will be available to us, will allow us to meet our cash requirements until at least December 2007.  If revenues from operations are not sufficient to meet all of our capital needs after such time, we will need to obtain additional sources of capital. Further, if the assumptions currently underlying our business plan prove incorrect, we may need to seek additional financing prior to that time. In addition, if and when we achieve initial market acceptance for our initial phone/service bundles, we may desire to accelerate our growth to take advantage of increasing demand. Accordingly, we may wish to raise additional capital to offset increased capital expenditures and costs associated with accelerated growth. Any source of additional capital could be in the form of public or private equity or debt financing. Such financing may not be available to us on commercially reasonable terms, or at all. If additional capital is needed and is either unavailable or cost prohibitive, we may need to change our business strategy or reduce or curtail our operations. In addition, if we raise additional funds by issuing equity securities, our securityholders will experience dilution.

Our business may be materially and adversely affected by our incurrence of debt.

In order to finance the potential growth of our business, we may incur debt, including loans or convertible debt financing, in the future. A high level of debt, arduous or restrictive terms and conditions related to accessing certain sources of funding, poor business performance or lower than expected cash inflows could materially and adversely affect our ability to fund the operation of our business. Other effects of a high level of debt include the following:

•	we may have difficulty borrowing money in the future or accessing other sources of funding;

•
we may need to use a large portion of our cash flow from operations to pay principal and interest on our indebtedness, which would reduce the amount of cash available to finance our operations and other business activities;

•	a high debt level, arduous or restrictive terms and conditions, or lower than expected cash flows would make us more vulnerable to economic downturns and adverse developments in our business; and

•
if operating cash flows are not sufficient to meet our operating expenses, capital expenditures and debt service requirements as they become due, we may be required, in order to meet our debt service obligations, to delay or reduce capital expenditures or the introduction of new phones, sell assets and/or forego business opportunities.

Our inability to establish cost-effective sales channels would negatively affect our revenue potential.

While we have secured approved vendor status with numerous national and regional retailers, there is no obligation for these retailers to purchase our phone/service bundles or open their distribution channels to us. We currently have only limited internal sales, marketing and distribution capabilities. In order to commercialize our phones and services, we will have to develop a sales and marketing infrastructure and/or rely on third parties to perform these functions. To market directly, we will have to develop a marketing and sales force with technical expertise, which would require the dedication of significant capital, management resources and time. We could also be required to expend significant capital and other resources in developing third-party distribution channels. Further, any agreement to sell our phones and services through a third party could hamper our ability to sell our phones and services to that third party’s competitors. We may not be able to establish an appropriate sales force or make adequate third-party distribution arrangements. Our failure to do so would limit our ability to expand sales and would negatively affect our operations, financial results and long-term growth.

Failure to obtain satisfactory performance from our strategic and contract manufacturing partners and other third party vendors on whom we will be dependent for our phones and services could cause us to lose sales, incur additional costs and lose credibility in the market place.

We rely on third-party sources to manufacture our phones and on third-party communications service providers to provide users of our phones with communications services. The failure of any of these third party providers to perform satisfactorily or the loss of any of them could cause us to fail to meet customer expectations, lose sales and expose us to product and service quality issues. In turn, this could damage our relationships with customers and harm our reputation, business, financial condition and results of operations. If our third-party providers increase their prices and we do not have access to alternative providers, we could be required to raise the price of our phone/service bundles to customers to cover all or part of the increased costs. Our inability to obtain phones and services at the prices we desire could hurt our sales and lower our margins. Generally, we do not own or control the vast majority of the equipment, tools and molds used in the manufacturing process. As a result, difficulties encountered by our third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could harm our operations. Our operations would be adversely affected if we were to lose our relationships with our primary suppliers, if our suppliers’ operations were interrupted or terminated, or if overseas or air transportation services were disrupted, even for a relatively short period of time. We do not expect to maintain a product inventory that is sufficient to provide protection for any significant period against an interruption of the supply of our hardware.

We currently rely on a limited number of manufacturers for the production of our phone hardware and a limited number of service providers for the provision of the communications services accessible through our phones and the loss of any of their services could be disruptive to our operations.

We currently rely substantially on one outside manufacturer to produce our phone hardware and on SunRocket and IDT for the provision of the communications services accessible through our phones. The loss of service of any of our suppliers would require us to find alternative suppliers. While we believe such alternative suppliers are readily available, securing relationships with alternative suppliers and integrating them into our business process would take time and could require us to make significant expenditures.

Since our hardware is sourced from parties outside of the United States, we face certain risks inherent in conducting business in foreign countries.

We produce our phones under manufacturing arrangements with third-party manufacturers, including those located in China. Our reliance on our third-party manufacturers to provide personnel and facilities in their country of operations and the potential imposition of quota limitations on imported goods from certain Asian countries expose us to certain economic and political risks, including transportation delays and interruptions, political instability, the business and financial condition of our third party manufacturer, the possibility of expropriation, supply disruption, currency controls, and currency exchange fluctuations, changes in tax laws, tariffs, and freight rates, as well as strikes, work slow downs, or lockouts at ports where our phones arrive in the United States. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect our ability to purchase our phones from foreign suppliers at a price that will enable us to sell those phones profitably.

We may not be successful if the Internet is not adopted by a significant number of users as a means of communications.

If the market for IP-based communications and the related services that we will make available does not grow at the rate we anticipate or at all, we will not be able to realize our anticipated revenues with respect to our broadband phones. To be successful, IP-based communications require validation as an effective means of communication and as a viable alternative to traditional phone service. Demand and market acceptance for newly introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional phone service for reasons including:

•	inconsistent quality or speed of service;

•	traffic congestion on the Internet;

•	potentially inadequate development of the necessary infrastructure;

•	lack of acceptable security technologies;

•	lack of timely development and commercialization of performance improvements; and

•	unavailability of cost-effective, high-speed access to the Internet.

A significant number of the companies with which we compete have substantially greater resources and longer operating histories than we do, and we may not be able to compete with them effectively, even if our phones and services are technically superior.

We engage in an intensely competitive business that has been characterized by price erosion, rapid technological change and foreign competition. We compete with major domestic and international companies. Many of our competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess. Emerging companies also may increase their participation in the phone hardware or communications service markets. Our ability to compete successfully depends on a number of factors both within and outside our control, including:

•	the quality, performance, reliability, features, ease of use, pricing, and diversity of our phones and the communications services accessed through them;

•	our ability to address the evolving demands of our customers;

•	our success in designing and manufacturing new phones, including those implementing new technologies and services;

•	the availability of adequate sources of raw materials, finished components, and other supplies at acceptable prices;

•	our suppliers’ efficiency of production;

•	new product introductions by our competitors;

•	the number, nature, and success of our competitors in a given market; and

•	general market and economic conditions.

Decreasing telecommunications rates may diminish or eliminate any competitive pricing advantage we may have previously established.

International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we expect to operate, and we anticipate that rates will continue to be reduced in all of the markets in which we expect to do business. Decreasing telecommunications rates may diminish or eliminate any competitive pricing advantage we may have previously been able to establish for the communications services available to our hardware users. Purchasers who select our services to take advantage of the current pricing differential between our rates and rates otherwise available to them for the same service may not purchase our phones if such pricing differentials diminish or disappear. In addition, rate decreases would reduce our gross profit margin from the services we make available to purchasers of our phones and services.

Government regulation and legal uncertainties relating to VoIP telephony could harm our business.

Historically, voice communications services have been provided by regulated telecommunications common carriers. For some of our phones, we will offer voice communications to the public for international and domestic calls using VoIP telephony. Based on specific regulatory classifications and recent regulatory decisions, we believe such services qualify for certain exemptions from telecommunications common carrier regulation in many of our markets. However, the growth of VoIP telephony has led to close examination of its regulatory treatment in many jurisdictions, making the legal status of such services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in the jurisdictions in which we expect to operate. Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as our communications service providers to provide services or to increase the cost of providing such services. In addition, such services may be subject to regulation if regulators distinguish between phone-to-phone telephony service using VoIP and other technologies over privately-managed networks, such as our services, and integrated PC-to-PC and PC-originated voice services over the Internet. Some regulators may decide to treat the former as regulated common carrier services and the latter as unregulated enhanced or information services. Application of new regulatory restrictions or requirements to our service providers could increase our cost of doing business or otherwise prevent or restrict us from delivering our services through our current arrangements. Such regulations could limit our service phone/service bundles, raise our costs and restrict our pricing flexibility, and potentially limit our ability to compete effectively.

If we don’t enhance our phone/service bundles and develop new phones and services to keep pace with rapid technological and consumer demand changes in the communications industry, we may lose any market share we were previously able to establish.

Our industry is subject to rapid changes in technology and consumer demand. We cannot predict the effect of technological changes or the changes of consumer demand on our business. In addition, widely accepted standards have not yet developed for the technologies we use, such as VoIP. We expect that new services and technologies will emerge over time in the markets in which we compete. These new services and technologies may be superior to the services and technologies that we make available, or these new services may render the services and technologies that we make available obsolete or less attractive to consumers. To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we make available and by developing new services and technologies to meet consumer needs.

The loss of any of the members of our management or certain other key personnel could harm our business.

Our development and operations to date have been, and our proposed operations will be, substantially dependent upon the efforts and abilities of our senior management and technical personnel. Although we have acquired $2,000,000 of key-person life insurance on the life of Bruce Hahn, our Chief Executive Officer, the loss of his services or the services of other existing key personnel or the failure to recruit and retain necessary additional personnel would adversely affect our business prospects. We cannot provide assurance that we will be able to retain our current personnel or that we will be able to attract and retain necessary additional personnel. Our internal growth and the expansion of our product lines will require additional expertise in such areas as product design, operational management, and sales and marketing. Such growth and expansion activities will increase further the demand on our resources and require the addition of new personnel and the development of additional expertise by existing personnel. Our failure to attract and retain personnel possessing the requisite expertise or to develop such expertise internally could adversely affect the prospects for our success.

Our business may suffer if it is alleged or found that our phones infringe the intellectual property rights of others.

Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, from time to time we may receive notice that a third party believes that our phones may be infringing certain trademarks, patents or other intellectual property rights of that third party. We may also be contractually obligated to indemnify our customers or other third parties associated with our phones in the event they are alleged to infringe a third party’s intellectual property rights in connection with our phones. Responding to those claims, regardless of their merit, can be time consuming, result in costly litigation, divert management’s attention and resources and cause us to incur significant expenses. Thus, even if our phones do not infringe, we may elect to take a license or settle to avoid incurring such costs. In the event our phones are infringing upon the intellectual property rights of others, we may elect or be required to redesign our phones so that they do not incorporate any intellectual property to which the third party has or claims rights. As a result, some of our phone/service bundles could be delayed, or we could be required to cease distributing some of our phones. Alternatively, we could seek a license for the third party’s intellectual property, but it is possible that we would not be able to obtain such a license on reasonable terms, or at all. Any delays that we might then suffer or additional expenses that we might then incur could adversely affect our revenues, operating results and financial condition.

Risks Related our Common Stock

The American Stock Exchange may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock and redeemable warrants are listed on the American Stock Exchange. We cannot assure you that our securities will continue to be listed on the American Stock Exchange in the future. If the American Stock Exchange delists our securities from trading on its exchange, we could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•
a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of analyst coverage for our company, and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If our common stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be severely limited.

If at any time we have net tangible assets of $5,000,000 or less and our common stock has a market price per share of less than $5.00, transactions in our common stock may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

•	must make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our stock will be significantly limited. Accordingly, the market price of our stock may be depressed, and you may find it more difficult to sell your shares.

Future sales of our common stock may cause the prevailing market price to decrease and impair our capital raising abilities.

As of March 31, 2007, 5,328,167 shares of our common stock were issuable upon exercise of outstanding redeemable warrants at an exercise price of $5.05 per share, 2,941,176 shares of our common stock were issuable upon conversion of our Series A preferred stock (which is equivalent to an initial conversion price of $4.25 per share), 1,373,318 shares of our common stock were issuable upon exercise of privately issued warrants at an exercise price of $4.25 per share, 240,000 shares of our common stock were issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.79 per share, 55,000 shares of common stock were issuable upon exercise of warrants issued to non-employees at a weighted average exercise price of $4.20 per share, and 670,000 shares of our common stock were issuable upon full exercise of the purchase option issued to the representative of our initial public offering (including exercise of the redeemable warrants underlying the purchase option) at an exercise price of $6.31 per share and $0.0625 per redeemable warrant. As of March 31, 2007, 325,000 shares of performance accelerated restricted stock (“PARS”) were also outstanding. An aggregate of 4,314,494 shares of common stock have been registered for resale pursuant to the registration statement of which this prospectus forms a part. An aggregate of  2,225,907 shares of common stock and 1,475,667 redeemable warrants have been registered for resale pursuant to a separate registration statement. In addition, we have approximately 22.6 million shares of our common stock authorized and not yet issued or reserved against. In general, we may issue all of these shares without any action or approval by our stockholders. If a large number of shares of our common stock are sold in the open market, or if the market perceives that such sales will occur as a result of any of the foregoing, the trading price of our common stock could decrease. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common stock.

Our officers, directors and affiliated entities own a large percentage of our company, and they could make business decisions with which you disagree that will affect the value of your investment.

Our executive officers and directors, in total, beneficially own approximately 19.1% of our outstanding common stock. These stockholders will be able to influence significantly all matters requiring approval by our stockholders, including the election of directors. Thus, actions might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could cause our stock price to decline.

Provisions in our corporate documents and our certificate of incorporation and bylaws, as well as Delaware General Corporation Law, may hinder a change of control.

Provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	a classified board of directors that cannot be replaced without cause by a majority vote of our stockholders;

•
our board of director’s authorization to issue shares of preferred stock, on terms as the board of directors may determine, including terms superior to those provided by our common stock, without stockholder approval; and

•	provisions of Delaware General Corporation Law that restrict many business combinations.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater securityholder for a period of three years from the date it acquired that status unless appropriate board or securityholder approvals are obtained.

Price Range Of Common Stock

Our common stock and redeemable warrants are traded on the American Stock Exchange under the symbols “TES” and TES.WS”, respectively. The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock and redeemable warrants as reported by the American Stock Exchange:

	Common Stock		Redeemable Warrants
For the quarter ended	High	Low	High	Low
March 31, 2006 *	$4.80	$4.20	$1.50	$0.76
June 30, 2006	$4.40	$3.30	$1.53	$0.90
September 30, 2006	$3.30	$1.80	$0.98	$0.61
December 31, 2006	$4.10	$2.70	$0.92	$0.60
March 31, 2007	$4.91	$3.32	$1.10	$0.75

*	Trading of the securities commenced on February 1, 2006

As of June 26, 2007, there were approximately 61 holders of record of our common stock and 23 holders of record of our redeemable warrants. The number of holders of our common stock and redeemable warrants does not include beneficial owners holding shares and redeemable warrants through nominee names.

We have never declared or paid any dividends on our common stock.

Holders of our Series A preferred stock will receive cumulative dividends of $200 per share, payable semi-annually in arrears, commencing June 15, 2007. Dividends will be paid in cash on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series A preferred stock will accumulate and be cumulative from the date of original issuance. Accumulated dividends on the shares of our Series A preferred stock will not bear any interest.

Other than the payment of dividends on our Series A preferred stock, we currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Thus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend on various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, the terms of our Series A preferred stock restrict our ability to pay dividends on our common stock if there are any accumulated and unpaid dividends on our Series A preferred stock.

Use of Proceeds

Part of this prospectus to the offer and sale from time to time of up to 1,373,318 shares of our common stock issuable upon the exercise of certain privately issued warrants. The exercise price of the privately issued warrants is $4.25 per share. The proceeds we receive from exercise of the privately issued warrants will depend on how many privately issued warrants are exercised. If all the privately issued warrants are exercised, we would receive gross proceeds of approximately $5.8 million.

We intend to use the net proceeds received upon exercise of the privately issued warrants for working capital and other general corporate purposes.

We will receive no proceeds from the sale of our common stock by the selling stockholders.

Selling Stockholders

This prospectus relates to our registration, for the account of the selling stockholders indicated below, of an aggregate of 4,314,494 shares of our common stock. Of such 4,314,494 shares, 2,941,176 shares are being offered for resale upon conversion of our Series A preferred stock and 1,373,318 shares are being offered for resale upon exercise of certain of our privately issued warrants. All of these securities were sold to accredited investors in a private placement conducted in January 2007. Aggregate gross proceeds of this private placement were $12.5 million. Such securities are being registered for resale pursuant to registration rights granted by us to the selling stockholders. We have agreed to pay all expenses and costs to comply with our obligation to register the selling stockholders’ shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholders against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act of 1933. We paid the placement agent for this private offering $839,000 for its services and $30,000 for its costs. We also issued warrants to the placement agent to purchase 196,847 shares of our common stock. These warrants contain the same terms as those issued to the participants in the private offering.

The following table presents information concerning the common stock offered for resale by the selling stockholders. We believe, based on information supplied by the following persons, that the persons named in this table have sole voting and investment power with respect to all shares of common stock that they beneficially own unless otherwise noted in a footnote. The last column of this table assumes the sale of all of our shares offered by this prospectus. The registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares. Except as set forth in the notes to this table, there is not nor has there been a material relationship between us and any of the selling stockholders within the past three years.

				Shares Beneficially Owned After Offering
Name of Selling Stockholder	Total Number of Shares Beneficially Owned Prior to the Offering		Common Stock Offered by Selling Stockholde(1)	Number		Percent
Benchmark Partners, LP (2)	329,412		329,412	0		0.0

Alan M. Berman and Laurie Berman	16,470		16,470	0		0.0

Catherine Tawes Black	32,941		32,941	0		0.0

Richard P. Blasucci	16,470		16,470	0		0.0

Lawrence Burstein (3)	252,006	(4)	32,941	219,065	(4)	3.3

Ishmael Butler	32,941		32,941	0		0.0

Marie Carlino	16,470		16,470	0		0.0

Churchill Funds QP, LP (5)	32,941		32,941	0		0.0

Churchill Funds, LP (5)	32,941		32,941	0		0.0

Credit Suisse Securities (USA) LLC (6)	1,647,048		1,647,048	0		0.0

Richard R. Davis	32,941		32,941	0		0.0

Lorraine DiPaolo (7)	452,235	(8)	122,823	329,412	(8)	5.0

Edmund Dollinger	8,235		8,235	0		0.0

Dolphin Offshore Partners, LP (9)	164,706		164,706	0		0.0

The Easom Family Limited Partnership dtd 9/10/01 (10)	32,941		32,941	0		0.0

Felix Z. Edwards, III	8,235		8,235	0		0.0

Bear Stearns Securities Corp. FBO Janet Felleman IRA	16,470		16,470	0		0.0

				Shares Beneficially Owned After Offering
Name of Selling Stockholder	Total Number of Shares Beneficially Owned Prior to the Offering		Common Stock Offered by Selling Stockholde(1)	Number		Percent
Barry H. Garfinkel	65,882		65,882	0		0.0

GEM Holdings, LLC (11)	8,235		8,235	0		0.0

Gorel Realty Co. (12)	16,470		16,470	0		0.0

Bear Stearns Securities Corp. FBO Ira Gronowitz IRA	16,470		16,470	0		0.0

Jeremy Harding	32,941		32,941	0		0.0

Bear Stearns Securities Corp. FBO Jacob S. Harris IRA	32,941		32,941	0		0.0

JSH Partners (13)	329,412		329,412	0		0.0

Bear Stearns Securities Corp. FBO Lawrence J. Karam IRA	8,235		8,235	0		0.0

Bear Stearns Securities Corp. FBO Lawrence M. Karam, P.C. IRA	8,235		8,235	0		0.0

Douglas M. Kerr and Joan Walter JT TEN	8,235		8,235	0		0.0

Mitchell Kessler	32,941		32,941	0		0.0

Bernard Korman	8,235		8,235	0		0.0

Fredric Laffie and Bonnie Laffie JT TEN	16,470		16,470	0		0.0

John C. Layfield SEP IRA (14)	16,470		16,470	0		0.0

Philip Logan	32,941		32,941	0		0.0

Ma Shih-Chi	16,470		16,470	0		0.0

Maurice Marciano Trust (2006 Restatement) (15)	65,882		65,882	0		0.0

Rick Moranis	32,941		32,941	0		0.0

Donald G. Norris and Julee A. Norris JT TEN (16)	25,735	(17)	8,235	17,500	(17)	*

Anne O’Malley	16,470		16,470	0		0.0

Malcolm B. O’Malley	16,470		16,470	0		0.0

Kim Owens	16,470		16,470	0		0.0

Judith K. Parnes	8,235		8,235	0		0.0

Peter S. Rawlings	32,941		32,941	0		0.0

Bear Stearns Securities Corp. FBO Brenda Ruello IRA	8,235		8,235	0		0.0

Sensus, LLC (18)	32,941		32,941	0		0.0

Southridge Drive Associates (19)	8,235		8,235	0		0.0

Emanuel N. Stefanakis	8,235		8,235	0		0.0

				Shares Beneficially Owned After Offering
Name of Selling Stockholder	Total Number of Shares Beneficially Owned Prior to the Offering		Common Stock Offered by Selling Stockholde(1)	Number		Percent
Johannah Stefanakis	8,235		8,235	0		0.0

Bear Stearns Securities Corp. FBO Mary A. Susnjara IRA	16,470		16,470	0		0.0

Marc Stern	8,235		8,235	0		0.0

Bear Stearns Securities Corp. FBO Ronald B. Sunderland IRA	32,941		32,941	0		0.0

Swartz Family Holdings LLC (19)	14,823		14,823	0		0.0

Tebo Capital LLC (20)	56,000		56,000	0		0.0

Meredith Whitney	16,470		16,470	0		0.0

Jack Willis	16,470		16,470	0		0.0

Bear Stearns Securities Corp. FBO Frederic Zigmond IRA	16,470		16,470	0		0.0

Richard L. Zorn (7)	106,352	(21)	89,882	16,470	(21)	*

Zorn Foundation (22)	16,470		16,470	0		0.0

Elliott Kerbis (3)	50,441	(17)	32,941	17,500	(17)	*

Robert F. Doherty (3)	33,970	(17)	16,470	17,500	(17)	*

Robert Picow Irrevocable Trust (23)	16,470		16,470	0		0.0

Terrence Howard	16,470		16,470	0		0.0

Edmund Karam and Barbara Karam JT TEN	16,470		16,470	0		0.0

Kevin Tawes (7)	8,235		8,235	0		0.0

Orrie Lee Tawes (7)	86,176		86,176	0		0.0

Bear Stearns Securities Corp. FBO Orrie Lee Tawes IRA (24)	19,764		19,764	0		0.0

Sherleigh Associates Inc. Profit Sharing Plan (25)	(26)	172,941	(26)	(26)

Marsha Russell	32,941	32,941	0	0.0

Myron Zisser	16,470	16,470	0	0.0

Northeast Securities, Inc. (27)	18,000	18,000	0	0.0

Michael Elling (7)	24,000	24,000	0	0.0

Andrew Russell (7)	7,847	7,847	0	0.00

Stephen J. Perrone (28)	10,000	10,000	0	0.00

William P. Behrens (28)	10,000	10,000	0	0.00

Robert A. Bonelli (28)	10,000	10,000	0	0.00

Joseph Turchyn (29)	24,000	24,000	0	0.00

*	Less than 1%

(1)	Reflects shares issuable upon conversion of our Series A preferred stock and exercise of the privately issued warrants held by the selling stockholders.

(2)
Lorraine DiPaolo and Richard Whitman exercise shared voting and dispositive power with respect to the shares.  Ms. DiPaolo is a registered representative of Northeast Securities, Inc., a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.  Northeast Securities was the placement agent of the Series A preferred stock and warrants.

(3)	Such selling stockholder is a member of our board of directors.

(4)
Includes 38,000 shares of common stock owned by Unity Venture Capital Associates Ltd., of which Mr. Burstein is President. Also includes 12,500 shares of common stock issuable upon exercise of options and 58,333 shares of common stock issuable upon exercise of warrants. Does not include 12,500 shares of common stock issuable upon exercise of options and 50,000 shares of common stock that are the subject of PARS, which options and common stock will not vest within 60 days of January 30, 2007.

(5)	Cecilia M. Brancato exercises sole voting and dispositive power with respect to the shares.

(6)	The selling stockholder is a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(7)
The selling stockholder is a registered representative of Northeast Securities, Inc., a broker-dealer registered pursuant to Section 15 of the Exchange Act.  Northeast Securities was the placement agent of the Series A preferred stock and warrants.

(8)	Includes 329,412 shares of common stock held by Benchmark Partners LP, a selling stockholder. See footnote (2) above.

(9)	Peter E. Salas exercises sole voting and dispositive power with respect to the shares.

(10)	William Easom exercises sole voting and dispositive power with respect to the shares.

(11)	Marc Stern exercises sole voting and dispositive power with respect to the shares.

(12)	Myron S. Gorel exercises sole voting and dispositive power with respect to the shares.

(13)	Jack Harris exercises sole voting and dispositive power with respect to the shares.

(14)
John C. Layfield is a registered representative of Northeast Securities, Inc., a broker-dealer registered pursuant to Section 15 of the Exchange Act.  Northeast Securities was the placement agent of the Series A preferred stock and warrants.

(15)	Maurice Marciano exercises sole voting and dispositive power with respect to the shares.

(16)	Donald Norris is a member of our board of directors.

(17)
Includes 17,500 shares of common stock issuable upon exercise of options. Does not include 7,500 shares of common stock issuable upon exercise of options, which will not vest within 60 days of January 30, 2007.

(18)	James Pizzo exercises sole voting and dispositive power with respect to the shares.

(19)	Richard Swartz exercises sole voting and dispositive power with respect to the shares.

(20)	Todd A. Tumbleson exercises sole voting and dispositive power with respect to the shares. Mr. Tumbleson is a registered representative of Great American Investors, Inc.

(21)	Includes 16,470 shares of common stock held by the Zorn Foundation. See footnote (22) below.

(22)
Richard Zorn exercises sole voting and dispositive power with respect to the shares.  Mr. Zorn is a registered representative of Northeast Securities, Inc., a broker-dealer registered pursuant to Section 15 of the Exchange Act.  Northeast Securities was the placement agent of the Series A preferred stock and warrants.

(23)
Robert Picow is a member of our board of directors. The beneficial ownership of the selling stockholder does not reflect the beneficial ownership of Mr. Picow, which ownership includes 25,000 shares of common stock issuable upon exercise of options and 8,000 shares of common stock issuable upon exercise of warrants.

(24)
Orrie Lee Tawes is a registered representative of Northeast Securities, Inc., a broker-dealer registered pursuant to Section 15 of the Exchange Act.  Northeast Securities was the placement agent of the Series A preferred stock and warrants.

(25)	Jack Silver exercises sole voting and dispositive power with respect to the shares.

(26)
Jack Silver reported in a Schedule 13G filed with the SEC on February 13, 2007 that he beneficially owns 663,766 shares of our common stock representing 9.99% of our outstanding common stock. Such shares of common stock beneficially owned by Mr. Silver include (i) 522,200 shares of common stock held by Sherleigh Associates Inc. Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee, (ii) 123,529 shares of common stock issuable upon conversion of 210 shares of our Series A preferred stock, and (iii) 339,412 shares of common stock issuable upon exercise of warrants, but excludes shares of common stock underlying such preferred stock and warrants to the extent following the conversion or exercise thereof Mr. Silver or his affiliates would be deemed to beneficially own more than 9.99% of the total number of our issued and outstanding common stock. Such shares of Series A preferred stock and such warrants cannot be converted or exercised to the extent following the exercise thereof, Mr. Silver or his affiliates would beneficially own more than 9.99% of the total number of our issued and outstanding common stock.

(27)	The selling stockholder is a broker-dealer registered pursuant to Section 15 of the Exchange Act. The selling stockholder was the placement agent of the Series A preferred stock and warrants.

(28)
The selling stockholder is a principal of Northeast Securities, Inc., a broker-dealer registered pursuant to Section 15 of Exchange Act.  Northeast Securities was the placement agent of the Series A preferred stock and warrants.

(29)	The selling stockholder is a registered representative of IVP Capital.

Plan of Distribution by the Selling Stockholders

We are registering the common stock on behalf of the selling stockholders, as well as on behalf of their donees, pledgees, transferees or other successors-in-interest, if any, who may sell such securities received as gifts, pledges, partnership distributions or other non-sale related transfers. All costs, expenses and fees in connection with the registration of the common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the common stock will be borne by the selling stockholders.

Sales of the common stock may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on any securities exchange, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the common stock, through short sales of such securities, short sales versus the box, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the common stock by the selling stockholders.

The selling stockholders may effect such transactions by selling the common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

The selling stockholders and any broker-dealers that act in connection with the sale of the common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The maximum commission or discount to be received by any NASD member or independent broker/dealer will not be greater than 8% for the sale of any of these securities. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

The selling stockholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Sales of any common stock by the selling stockholders may depress the price of the common stock in any market that may develop for such securities.

If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares of common stock involved;

•	the price at which such common stock will be sold;

•	the commissions to be paid or discounts or concessions to be allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

Legal Matters

The validity of the shares of our common stock offered by this prospectus has been passed upon by Sonnenschein Nath & Rosenthal LLP, New York, New York.

Experts

The consolidated financial statements of American Telecom Services, Inc. at June 30, 2006 and June 30, 2005 and for each of the three years in the period ended June 30, 2006 appearing in American Telecom Services, Inc. annual report on Form 10-K for the year ended June 30, 2006 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where Can You Find More Information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to our company and the common stock offered hereby, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and, under that Exchange Act, we file reports, proxy statements and other information with the SEC. The registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC can be inspected and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC is publicly available through the SEC’s site on the Internet, located at: http://www.sec.gov.

Incorporation of Certain Documents by Reference

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for the year ended June 30, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007;

•	our Current Report on Form 8-K, dated July 11, 2006, filed with the SEC on July 11, 2006;

•	our Current Report on Form 8-K, dated July 18, 2006, filed with the SEC on July 18, 2006;

•	our Current Report on Form 8-K, dated September 22, 2006, filed with the SEC on September 25, 2006;

•	our Current Report on Form 8-K, dated October 18, 2006, filed with the SEC on October 18, 2006;

•	our Current Report on Form 8-K, dated November 13, 2006, filed with the SEC on November 17, 2006;

•	our Current Report on Form 8-K, dated November 28, 2006, filed with the SEC on November 28, 2006;

•	our Current Report on Form 8-K, dated December 5, 2006, filed with the SEC on December 5, 2006;

•	our Current Report on Form 8-K, dated December 12, 2006, filed with the SEC on December 12, 2006;

•	our Current Report on Form 8-K, dated December 20, 2006, filed with the SEC on December 20, 2006;

•	our Current Report on Form 8-K, dated January 8, 2007, filed with the SEC on January 8, 2007;

•	our Current Report on Form 8-K, dated January 18, 2007, filed with the SEC on January 18, 2007;

•	our Current Report on Form 8-K, dated January 30, 2007, filed with the SEC on February 5, 2006;

•	our Current Report on Form 8-K, dated March 6, 2007, filed with the SEC on March 6, 2007;

•	our Current Report on Form 8-K, dated April 19, 2007, filed with the SEC on April 19, 2007;

•	our Current Report on Form 8-K, dated May 1, 2007, filed with the SEC on May 2, 2007;

•	our Current Report on Form 8-K, dated May 2, 2007, filed with the SEC on May 2, 2007;

•	our Current Report on Form 8-K, dated May 8, 2007, filed with the SEC on May 8, 2007;

•	our Current Report on Form 8-K, dated June 13, 2007, filed with the SEC on June 13, 2007;

•	our Current Report on Form 8-K, dated June 20, 2007, filed with the SEC on June 20, 2007;

•	our Current Report on Form 8-K, dated June 27, 2007, filed with the SEC on June 27, 2007;

•	the definitive proxy statement relating to our 2006 Annual Meeting of Stockholders filed with the SEC on November 22, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to:  American Telecom Services, Inc., 2466 Peck Road, City of Industry, California 90601(562) 908-1287.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth various expenses that will be incurred in connection with this offering as it relates to this Registration Statement:

Legal Fees and Expenses	$20,000	*
Accounting Fees and Expenses	5,000	*
Printing Expenses	3,500	*
Miscellaneous Expenses	6,500	*
Total	$35,000	*

*	Estimated

Item 14.	Indemnification of Directors and Officers

The Registrant’s certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Paragraph SEVENTH of Registrant’s certificate of incorporation provides:

“(a) The Corporation shall, to the full extent permitted by Section 145 of the GCL [Delaware General Corporation Law, as amended], from time to time, indemnify all persons whom it may indemnify pursuant thereto.

(b) A director of the Corporation shall not be personally liable to the Corporation and to its securityholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its securityholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit.

(c) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (d) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Paragraph SEVENTH

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shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the GCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Paragraph SEVENTH or otherwise. The Corporation may, by action of its board of directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(d) If a claim under sub-paragraph (c) of this Paragraph SEVENTH is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the GCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its securityholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its securityholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(e) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Paragraph SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of securityholders or disinterested directors or otherwise.

(f) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.”

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Registrant has agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify the Registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities

Since its inception on June 16, 2003, the Registrant has issued the following securities that were not registered under the Securities Act of 1933:

Upon our inception in June 2003, we issued a total of 9,600 shares of our common stock, including 5,280 shares to I Net Financial Management Ltd, 2,400 shares to a to be formed entity that was to be 50% owned by Adam Somer and 50% by David Feuerstein, and 1,920 shares to The Future, LLC, all at $.001 per share.

On June 22, 2004, we effected a stock split in the form of a stock dividend at the rate of 91.9271 shares of our common stock for each then issued and outstanding share of our common stock.

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On June 22, 2004, we issued 20,000 shares to Lawrence Ho for services rendered.

On July 7, 2004, we issued 60,000 shares of our common stock to Lawrence Burstein at $.001 per share.

On July 7, 2004, we issued 37,500 shares to Larry E. Verbit in consideration of his agreement to allow us to defer payment of legal fees then owing to him and his law firm.

On March 22, 2005, we effected a stock split in the form of a stock dividend at the rate of two shares of our common stock for each then issued and outstanding share of our common stock.

The common stock issued in the above transactions was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2).

On June 20, 2005, we issued $50,000 in 6% convertible notes and 66,666 warrants including $25,000 of such notes and 33,333 of such warrants to Lawrence Burstein and $25,000 of such notes and 33,333 of such warrants to Steven Millner.

On July 14, 2005, we issued $125,000 of 8% convertible notes and 83,333 warrants to Jim and Lynn Scoroposki Foundation.

On July 19, 2005, we issued $350,000 in 8% convertible notes and 233,333 warrants, including $250,000 of such notes and 166,666 of such warrants to Burton Koffman and $100,000 of such notes and 66,666 of such warrants to Israel Feit.

On August, 3, 2005, we issued $825,000 in 8% convertible notes and 550,000 warrants, including $500,000 of such notes and 333,333 of such warrants to Silverman Partners, LLC; $250,000 of such notes and 166,667 of such warrants to Meadowbrook Opportunity Fund, LLC; $30,000 of such notes and 20,000 of such warrants to Joseph Catalano; $30,000 of such notes and 20,000 of such warrants to Melvin Paikoff; and $15,000 of such notes and 10,000 of such warrants to John F. Cattier.

On August 12, 2005, we issued $475,000 of 8% convertible notes and 316,666 warrants, including $150,000 of such notes and 100,000 of such warrants to each of the Gutman Family Foundation and the Ed Gutman IRA; $50,000 of such notes and 33,333 of such warrants to each of Harry Pelz, Dov Schwartz and Allan R. Lyons; and $25,000 of such notes and 16,667 of such warrants to Barry Lawrence Goldin IRA.

On September 1, 2005, we issued $188,500 of 8% convertible notes and 125,668 warrants, including $51,000 of such notes and 34,000 of such warrants to HRG Trust; $37,500 of such notes and 25,000 of such warrants to Lawrence Burstein; and $25,000 of such notes and 16,667 of such warrants to each of Norman Leben, MG Realty Investors, Inc. and William Feldman

On September 27, 2005, we issued $175,000 of 8% convertible notes and 116,667 warrants, including $75,000 of such notes and 50,000 of such warrants to each of Roni Rosenstock and David Thalheim and $25,000 of such notes and 16,667 of such warrants to Jack Kane.

The convertible notes and warrants issued in the above transactions were not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On January 30, 2007, we completed the sale of (i) 5,000 shares of our 8% Series A Cumulative Convertible Preferred Stock and (ii) warrants to purchase an aggregate of 1,176,471 shares of our common stock at an initial exercise price of $4.25 per share for an aggregate purchase price of $12.5 million. Each share of our Series A preferred stock is convertible at the holder’s option at any time into 588.2353 shares of our common stock, subject to adjustment, or an aggregate of 2,941,176 shares of our common stock (which is equivalent to an initial conversion price of $4.25 per share). The warrants, which contain customary anti-

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dilution adjustment provisions, are exercisable at anytime and from time to time through January 30, 2012. Certain of our directors participated in the private offering to the extent of $325,000. We paid the placement agent for this private offering $839,000 for its services and $30,000 for its costs. We also issued warrants to the placement agent to purchase 196,847 shares of our common stock. These warrants contain the same terms as those issued to the participants in the private offering.

The offer and sale of our Series A preferred stock and warrants was made solely to “accredited” investors, as such term is defined in Rule 501 promulgated under the Securities Act of 1933, and was not registered under the Securities Act in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction that did not involve a public offering of securities.

On February 6, 2006, we issued five-year stock options to purchase our common stock, at an exercise price of $5.05 per share, to the following executive officers and /or directors of our company:

Name	Number of Shares Underlying Options
Lawrence Burstein	25,000
Bruce Hahn	25,000
Adam Somer	25,000
Robert F. Doherty	15,000
Elliott J. Kerbis	15,000
Donald G. Norris	15,000

On February 6, 2006, we issued five-year stock options to purchase 25,000 shares of our common stock, at an exercise price of $5.05 per share, to Future Marketing, whole beneficial owner owns 5.6% of our common stock.

On  May 1, 2006, we issued five-year stock options to purchase 15,000 shares of our common stock, at an exercise price of $3.95 per share, to Robert S. Picow, a director of our company.

On June 30, 2006, we issued five-year stock options to purchase our common stock, at an exercise price of $3.35 per share, to the following directors of our company:

Name	Number of Shares Underlying Options
Robert F. Doherty	5,000
Elliott J. Kerbis	5,000
Donald G. Norris	5,000
Robert S. Picow	5,000

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On October 2, 2006, we issued five-year stock options to purchase our common stock, at an exercise price of $2.80 per share, to the following directors of our company:

Name	Number of Shares Underlying Options
Robert F. Doherty	5,000
Elliott J. Kerbis	5,000
Donald G. Norris	5,000
Robert S. Picow	5,000

The stock option grants were not registered under the Securities Act because such grants were exempt from registration pursuant to Section 4(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Registrant (1)

3.2	Bylaws of Registrant (1)

3.3	Certificate of Designation of 8% Series A Cumulative Convertible Preferred Stock (2)

4.1	Specimen of Common Stock Certificate (1)

4.2	Form of Common Stock Purchase Agreement (2)

5.1	Opinion of Sonnenschein Nath & Rosenthal LLP, including consent

10.1	2005 Stock Option Plan of Registrant (1)

10.2	Employment Agreement between Bruce Hahn and Registrant (3)

10.3	Employment Agreement between Bruce Layman and Registrant (3)

10.4	Employment Agreement between Adam Somer and Registrant (3)

10.5	Employment Agreement between Yu Wen Ching and Registrant (3)

10.6	Marketing and Consulting Agreement between Future Marketing, LLC and Registrant (1)

10.8(a) *	Letter Agreement between IDT Puerto Rico & Co. and Registrant, dated November 25, 2003 (1)

10.8(b) *	Amendment, dated January 4, 2006, to the Letter Agreement between IDT Puerto Rico & Co and Registrant, dated November 25, 2003 (1)

10.8(c)	Notice of Assignment dated April 28, 2006, by IDT Puerto Rico & Co. to IDT Domestic Telecom of Letter Agreement between IDT Puerto Rico & Co. and Registrant, dated November 25, 2003 (3)

10.9 *	Agreement between SunRocket, Inc. and Registrant, dated November 14, 2006 (4)

10.10	Agreement between Gain Star International Limited and Registrant, dated June 22, 2005 (3)

10.11	Trust Account Agreement between Gain Star International Limited and Registrant, dated June 27, 2005 (1)

10.12	Sales Contract between Gain Star International Limited and Registrant, dated June 27, 2005 (1)

10.13	Factoring Agreement between CIT Commercial Services and Registrant, dated July 6, 2005 (1)

10.14	Assignment Agreement among The CIT Group, Commercial Services, Inc., Gain Star International Limited and Registrant, dated July 7, 2005 (1)

10.15	Agreement between David Feuerstein and Registrant, dated October 22, 2005 (1)

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Exhibit Number	Description
10.16	Form of Financial Advisory Agreement between HCFP/Brenner Securities, LLC and Registrant (1)

10.17	Form of Merger, Acquisition and other Business Arrangement Agreement between HCFP/Brenner Securities, LLC and Registrant (1)

10.18	Services and Distribution Agreement between Databyte Technology, Inc. and Registrant, dated October 24, 2003, inclusive of Amendments dated October 12, 2004 and September 6, 2005 (1)

10.19	Form of Indemnification Agreement between Registrant and each of Future Marketing, LLC and the executive officers and directors of Registrant (1)

10.20	Lease between 485 Properties LLC and Registrant, dated December 21, 2005, with respect to premises situated at Six Concourse Parkway, Suite 1525, Atlanta, Georgia (3)

10.21	Registration Rights Agreement dated as of January 30, 2007 by and between Registrant and the several persons enumerated on Annex A thereto (2)

14.1	Code of Ethics (1)

21.1	Subsidiaries of the Registrant (3)

23.1	Consent of BDO Seidman, LLP

23.1	Consent of Sonnenschein Nath & Rosenthal LLP (contained in their opinion included under Exhibit 5.1)

*
Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Exchange Act of 1934, as amended, which portions are omitted and filed separately with the Securities and Exchange Commission.

(1)	Filed as an exhibit to Registrant’s Registration Statement on Form S-1 (File Number 333-129361) and incorporated herein by reference.

(2)	Filed as an exhibit to Registrant’s Current Report on Form 8-K, dated January 30, 2007, and incorporated herein by reference.

(3)	Filed as an exhibit to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and incorporated herein by reference.

(4)	Filed as an exhibit to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006 and incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. To reflect in the prospectus any facts or events arising after the registration statement; and

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(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)           That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)           To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant as described in Item 14 of this Part II to the registration statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York,  State of New York, on the 28th day of June, 2007.

AMERICAN TELECOM SERVICES, INC.

By:	*
Bruce Hahn
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Lawrence Burstein	Chairman of the Board of Directors	June 28, 2007
Lawrence Burstein *	Chief Executive Officer and Director	June 28, 2007
Bruce Hahn /s/ Edward R. James	(Principal Executive Officer) Chief Financial Officer	June 28, 2007
Edward R. James *	(Principal Financial Officer and Principal Accounting Officer) Director	June 28, 2007
Robert F. Doherty *	Director	June 28, 2007
Elliott J. Kerbis	Director
Donald G. Norris	Director
Robert S. Picow

__________

* Lawrence Burstein, pursuant to Powers of Attorney (executed by each of the officers and directors listed above and indicated as signing above, and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons referenced above.

Date: June 28, 2007	By:	/s/ Lawrence Burstein
Lawrence Burstein